Monthly Report - June, 2020

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        1,132,537     (23,347,019)
Change in unrealized gain (loss) on open            (453,470)          716,502
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury              18,394          119,442
      obligations
   Change in unrealized gain (loss) from U.S.        (99,385)          117,557
      Treasury obligations
Interest Income 			               98,670        1,052,385
Foreign exchange gain (loss) on margin deposits        27,612        (347,983)
				                 ------------    -------------
Total: Income 				              724,358     (21,689,116)

Expenses:
   Brokerage commissions 		              430,813        2,873,006
   Management fee 			               47,473          324,603
   20.0% New Trading Profit Share 	                    0                0
   Custody fees 		       	                6,420           13,619
   Administrative expense 	       	               30,159          502,454
					         ------------    -------------
Total: Expenses 		                      514,865        3,713,682
Net Income(Loss)			   $          209,493     (25,402,798)
for June, 2020

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (107,603.585    $     2,591,993    119,959,425    122,551,418
units) at May 31, 2020
Addition of 		 	              0         48,700         48,700
34.369 units on June 1, 2020
Redemption of 		 	              0    (1,533,566)    (1,533,566)
(1,364.850) units on  June 30, 2020*
Net Income (Loss)               $        13,652        195,841        209,493
for June, 2020
         			   -------------   -------------   -----------


Net Asset Value at June 30, 2020
(106,309.169 units inclusive
of 36.065 additional units) 	      2,605,645    118,670,400    121,276,045
				  =============  ============= ==============


		GLOBAL MACRO TRUST June 2020 UPDATE
                      Year to Date     Net Asset
Series	  June ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    0.02% 	  (16.65)%  $  1,013.99	   81,701.978 $    82,845,096
Series 3    0.38% 	  (14.85)%  $  1,495.61	   17,037.121 $    25,480,848
Series 4    0.53% 	  (14.10)%  $  1,938.03	    4,238.542 $     8,214,436
Series 5    0.32% 	  (15.17)%  $  1,421.47	    3,331.528 $     4,735,665

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




					July 16, 2020
Dear Investor:

Gains from trading interest rate, equity and grain futures marginally outpaced losses from trading metal, energy and soft commodity futures. Currency trading was nearly flat.

Equity futures prices were underpinned during the first half of June by the steady stream of aggressive monetary and fiscal policy actions from global authorities--especially in the U.S.; surprising improvements in economic activity as economies cautiously reopened; and periodically encouraging news concerning COVID-19 therapies and vaccines. However, during the second half of June, evidence of new Covid-19 hotspots such as Beijing, Germany, Australia, EM and several U.S. states; still horrific statistical reports on growth and unemployment; and expanding tensions between the U.S.--indeed many western countries--and China weighed on these same equity futures prices. Long positions in U.S. and, to a lesser extent, Chinese and Taiwanese equity futures were profitable. On the other hand, short positions in Australian, Japanese, European, emerging market, and EAFE equity indices posted partially offsetting losses. A short vix index position registered a loss due to a brief volatility spike in early June.

Long interest rate futures positions were profitable during the month. Strongly accommodative monetary policies, a plunge in global growth and disinflationary impulses worldwide restrained interest rates globally and across yield curves. Not even the fact that extraordinary fiscal policy efforts are likely to lead to unprecedentedly large deficits and debt/GDP levels around the world were able to boost borrowing cost more than temporarily. Consequently, long positions in U.S., German, French, Italian, and British interest rate futures were profitable. A short position in the Canadian government bond future was also marginally profitable. On the other hand, trading of the Japanese government bond future was marginally unprofitable.

Ample grain supplies globally continue to weigh on prices and short wheat positions and trading of corn were profitable in June. A reduction in demand for corn to make ethanol--due to pandemic reduced motor vehicle usage--is a key factor pushing stockpiles higher.

Following the sharp rally of the last two months, Brent crude prices vacillated in the $38-$43/barrel range for most of June as energy markets were buffeted by conflicting forces. On the one hand, the massive COVID-19 demand shock weighed on prices. On the other hand, supply reductions from OPEC+ via agreements and production cuts from non-OPEC producers in response to plunging market prices tended to put a floor under the market. On balance, losses from trading Brent crude, heating oil and London gas oil slightly outdistanced profits from a short natural gas position and a long RBOB gasoline position.

The dollar vacillated in a narrow range in June, easing about two per cent at the outset before recovering to close nearly unchanged by month-end. Overall, currency trading was marginally negative as gains from short U.S. dollar positions versus the currencies of New Zealand, India, Korea, Mexico, Singapore and Switzerland fell short of losses from trading the U.S. unit against the currencies of Australia, Canada, Great Britain, Norway, Sweden, South Africa, Russia and the euro.

Copper prices, which had fallen sharply along with economic activity earlier this year, rebounded in June in response to some encouraging signs of economic reopening, particularly from Asia. Consequently, a short copper position was fractionally unprofitable and was reduced. Short positions in other industrial metals--lead, nickel, zinc and aluminum--also lost money. A short silver trade was slightly profitable early in the month.

Finally, trading of sugar was marginally unprofitable.



				   Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman